Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings as defined:
Pre-tax income (loss)	82,487	63,487	53,717	123,157	85,570
Distributions from investees	5,152	4,251	19,169	9,322	12,212
Interest expense	146,787	147,084	132,538	93,939	72,572
(Income) in equity of affiliate	(4,103)	(22,925)	(29,764)	(19,966)	(23,963)
Interest portion of rental expense (1)	7,505	2,174	1,367	1,438	1,223
Total earnings	237,828	194,071	177,027	207,890	147,614
Fixed charges as defined:
Interest expense	146,787	147,084	132,538	93,939	72,572
Interest portion of rent expense (1)	7,505	2,174	1,367	1,438	1,223
Total fixed charges	154,292	149,258	133,905	95,377	73,795
Ratio of earnings to fixed charges	1.54	1.30	1.32	2.18	2.00

________________________
(1) One-third of rent expense is the portion deemed representative of the interest factor.